EXHIBIT 99.1

Internet Gold Announces the Results of the Creditors Meeting and a Submission of a Petition to Approve an Arrangement regarding the Settlement Agreements with Oppenheimer & Co. Inc. and with Migdal Underwriting and Business Initiatives Ltd. Pursuant to the Insolvency and Economic Rehabilitation Act, 2018

Tel Aviv, Israel – January 20, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF, TASE: IGLD) announced that further to the Company’s announcement regarding the Company’s petition submitted to the Tel Aviv-Jaffa District Court, pursuant to the Insolvency and Economic Rehabilitation Act, 2018, requesting the court to issue an order to convene meetings of the Company’s creditors, and further to the court order approving to convene meetings of the Company’s creditors, the Company announces today that the creditors meeting held on January 19, 2020 unanimously approved the settlement agreement with Oppenheimer & Co. Inc. and the settlement agreement with Migdal Underwriting and Business Initiatives Ltd (the “Settlement Agreements”).

Following the unanimous approval of the Settlement Agreements by the meeting of the Company’s creditors, the Company submitted today to the Tel Aviv-Jaffa District Court a petition requesting the court to approve the arrangement regarding the Settlement Agreements.

There is no certainty that the court will approve the Settlement Agreements.

Note

As previously announced, the Company is not able to fully pay its debts, and the Company intends to initiate a creditors’ arrangement which will be submitted to the applicable Israeli court. The Company anticipates that pursuant to such arrangement, the existing shares of the Company will be nullified and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company’s shares as a ’shell company’, if such transaction is completed, will receive, among else, 100% of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risk that the court approval or other approvals required for the settlements agreements will not be obtained, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com